UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT
Amphenol Corporation (Exact Name of Registrant as Specified in Charter)
Delaware	1-10879	22-2785165
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

358 Hall Avenue, Wallingford, Connecticut	06492
(Address of Principal Executive Offices)	(Zip Code)

Lance E. D’Amico 203 265-8900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Amphenol Corporation (together with its subsidiaries, the “Company” or “Amphenol”) evaluated its product lines and determined that with respect to certain products the Company manufactures or contracts to manufacture, tin, tungsten, tantalum and/or gold (“3TG”) are necessary to the functionality or production of such products. The Company conducted in good faith a reasonable country of origin inquiry and performed appropriate due diligence designed to determine whether any 3TG originated from minerals coming from the Democratic Republic of the Congo (the “DRC”) or any country that shares an internationally recognized border with the DRC, or are from recycled or scrap sources, and whether the Company’s procurement directly or indirectly finances or benefits armed conflict in the DRC or an adjoining country. Through the Company’s reasonable country of origin inquiry and due diligence process, it determined that some of its products are DRC conflict undeterminable, thus the Company has prepared a Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.amphenol.com by clicking on “Sustainability”, then “Conflict Minerals” and at https://www.amphenol.com/pdfs/ConflictMinerals2019.pdf. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report. The Conflict Minerals Report sets forth the reasonable country of origin inquiry and related due diligence undertaken by the Company.

Item 1.02 Exhibit

Conflict Minerals Disclosure

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMPHENOL CORPORATION

/s/ R. Adam Norwitt
By: R. Adam Norwitt, President and CEO

Date: June 1, 2020

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